Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294-0999
Fax +27 11 295-0999
Website www.nedcor.co.za

NEDCOR

File No 82.3893

13 February 2002

02015802

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

SUPPL

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Dear Sir

NEDCOR LIMITED: AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001 – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published in the South African press today, for your information.

Yours faithfully

pp **G S Nienaber**
GROUP SECRETARY

MAR 05 2002

3/13



NEDCOR

AUDITED FINANCIAL RESULTS

for the year ended 31 December 2001

- Headline EPS up 25% to 1 576 cents
- Headline earnings up 26% to R3 794 million
- Advances growth 26%
- Return on equity 25,1%
- Return on assets 2,22%
- Efficiency ratio 49,3%

Shareholders' funds (Rbn)



7,2
9,1
10,1
15,8
15,7
97
98
99
00
01

Headline earnings (Rm)



1 492
1 900
2 406
3 012
3 794
97
98
99
00
01

Shareholders' funds (Rbn)



7,2
9,1
10,1
15,8
15,7
97
98
99
00
01

Efficiency ratio (%)



58,4
56,2
51,7
50,3
49,3
97
98
99
00
01

Nedcor reports 26% headline earnings growth

Nedcor is pleased to report good earnings growth in all major areas of our business, particularly when considered against the background of difficult global markets, limited South African GDP growth, a competitive banking sector, fluctuating interest rates and a highly volatile rand exchange rate.

The strong organic growth in our core business, augmented by the integration and development of key acquisitions and joint ventures, has contributed materially to quality asset growth, leading to strong bottom-line growth.

Commentary on results

Nedcor continued its sustained performance of excellent inflation-beating returns to shareholders, with headline earnings growing by 26% to R3 794m (2000: R3 012m). Headline earnings per share increased by 25% to 1 576 cps (2000: 1 260 cps), resulting in a seven-year compound growth rate of 26%. Dividends totalling 500 cps (2000: 400 cps) have been declared, with dividend cover remaining at 3,2 times. Return on equity increased to 25,1% (2000: 24,0%) and return on assets to 2,22% (2000: 2,16%).

Earnings, excluding all translation gains and exceptional items, grew by 18%, comprising a solid 15% growth in South African operations and 32% growth in international operations.

Advances and net interest income

Total advances grew by 26% and contributed to an increase in market share of 0,3% to 17,9% in total assets. The advances growth occurred at an organic, acquisitive and rand-translated level. Net interest income grew by a more muted 11%. This resulted from the continuing pressure on margins, the negative endowment effect of lower interest rates on capital and reserves, lower global yields earned on externalised capital, the redeployment of cash to acquire Imperial Bank and Gerrard Private Bank, cash dividends paid and share buyback activity.

Non-interest revenue

Non-interest revenue, excluding exceptional items, grew strongly by 33% to R5 709m (2000: R4 292m). The foundation for this increase was strong growth of 20% in commission and fees to R3 211m (2000: R2 684m), boosted by good growth in bancassurance revenues, trading income and investment banking profits.

Translation gains

The substantial decline in the value of the rand exchange rate resulted in translation gains totalling R1 359m (2000: R495m) accruing to reserves and earnings in accordance with South African Generally Accepted Accounting Practice (SA GAAP).

Translation gains of R263m (2000: R120m) resulting from conversion of non-integrated foreign entities have been taken directly to reserves. Translation gains of R1 096m (2000: R375m) arose from conversion of integrated offshore banking operations and are included in earnings. The integrated translation gains of R1 096m have been differentiated as to R655m calculated at approximately R10 to $1, with the balance of R441m classified as an exceptional gain to reflect the abnormal depreciation of the rand towards year-end. All key operating statistics have been calculated excluding the exceptional translation gain.

The total translation gains represent an accretion to Nedcor's net asset value resulting from our deliberate strategy of investing a portion of Nedcor's equity in foreign currencies.

Specific and general risk provisions

The credit climate continued to improve during 2001 and the declining trend in arrears reflected the reduced interest rate environment. Nedcor is cognisant, however, of its high advances growth and continues to adopt a conservative provisioning policy. Therefore, despite the improved credit climate, the income statement provision increase of 16% corresponds to similar organic advances growth. Non-performing loans represent 3,49% (2000: 3,50%) of total advances. This excludes the non-performing loans of FBC Fidelity, which were fully covered by acquisition provisions.

As a consequence of the substantial depreciation in the value of the rand, and the current uncertain business environment, the general risk provision has been prudently supplemented by R400m to cover unidentified but inherent risks that may result from these exceptional events.

We believe that Nedcor's exposure to microlending, and to retailers active in microlending, has been well risk-managed. Through the expertise of Capital One and our own credit management our unsecured exposures of R355m to the microloan industry represent only 0,23% of total advances. The credit model we have implemented for this industry has proved its worth with low levels of arrears and defaults.

Expenses

Expenses increased by 19%, with our efficiency ratio of 49,3% (2000: 50,3%) breaching the 50% barrier for the first time. This expense increase was significantly influenced by the new acquisitions, the fully expensed startup development costs of strategic banking alliances and the costs of offshore operations converted into depreciated rand. Excluding the acquisitions and startups, expenditure increased by 12%.

Nedcor supports the introduction of legislation as the best way of achieving fairness and legal certainty in the division of pension surpluses. The principles enacted in the Pension Funds Second Amendment Act are in line with the approach taken by Nedcor in the past, with the exception of the retrospective aspects of the new legislation. The act is not yet complete and is without its supporting regulations, and therefore it has not been possible precisely to evaluate the impact on the surpluses recognised by Nedcor in the past. Nedcor believes that, because of the conservative portion of the surplus recognised in prior years, no adjustments will be necessary.

Taxation

Total taxation increased by 48% to R945m (2000: R638m), including the R171m (2000: R77m credit) taxes on exceptional capital items. Although offshore income is increasingly being subjected to South African taxation, higher levels of dividend and non-taxable income, together with the utilisation of tax losses, assisted in achieving an effective tax rate of 17,2% (2000: 20,0%).

Equity-accounted income and income attributable to minority shareholders

Equity-accounted income declined by 27% to R181m (2000: R249m). However, taking into

account the fact that Dimension Data earnings are no longer equity-accounted (2000: R91m), equity-accounted income from other associates grew by 15%.

In view of the political uncertainty and economic circumstances prevailing in Zimbabwe, Nedcor has ceased to equity account its 29,3% interest in Merchant Bank of Central Africa. Nedcor will in future account for income from this investment only to the extent of dividends received.

Income attributable to minority shareholders grew by 50% to R164m (2000: R109m) due to strong growth in earnings from Nedcor Investment Bank and the inclusion, for the first time, of the income attributable to minority shareholders of Imperial Bank and Gerrard Private Bank.

Exceptional capital items

Exceptional capital items are dominated by the significant fluctuations in value of the investment in Dimension Data plc. In 2000 a surplus of R3 663m was recognised on conversion of the holding in unlisted Dimension Data International Limited into 103m shares in London-listed Dimension Data plc held on the London register. During 2001, arising from the global contagion in technology stocks, the value of the Dimension Data investment fell from R5,2bn to R1,5bn. Nedcor's holding has been written down by R3 298m to the market price of R14,50 per share as at 31 December 2001, net of translation gains directly attributable to the Dimension Data investment and the reversal of the investment incentive bonus provision of R195m created in 2000. Other exceptional capital items include a writedown of R131m in the value of technology investments following a review of the values of all strategic technology and other investments.

Segmental reporting

It is pleasing to note the solid growth of 15% in South African operations to R2 563m (2000: R2 230m).

Retail Banking Division achieved excellent growth of 61% on the back of a strong performance by the Nedbank brand and the inclusion of FBC Fidelity Bank for its first full year. Retail made major progress in developing core competencies and containing expenses growth, while at the same time making significant investments in client satisfaction processes and new joint-venture platforms. Retail growth was further boosted by good profits from Peoples Bank following the acquisition of FBC Fidelity Bank and the merger with it of the former Peoples Bank Division of Nedcor Bank (still subject to section 54 approval by the Minister of Finance). In the above merger all integration processes were smoothly completed during the year and final agreement was reached with the former shareholders and the SARB.

In commercial banking Nedbank Commercial Division performed satisfactorily in difficult market conditions, and its Manager Direct product offering became fully operational. Imperial Bank, which became a 50,1% subsidiary with effect from 1 January 2001, achieved significant asset growth of 40% and profit growth of 50%. Cape of Good Hope Bank again performed consistently and grew by 21% in its specialist markets.

Corporate and investment banking continued to perform well and achieved overall growth of 20% to R1 299m (2000: R1 082m), representing 34% of headline earnings. Nedbank Corporate Division has achieved a five-year compound growth rate of over 20% and enjoyed a high closure rate of structured deals during the year. Nedcor Investment Bank again performed well in its specialised markets, producing overall headline earnings growth of 21%.

International operations performed satisfactorily, considering that the costs of the Hong Kong branch restructuring and Singapore branch establishment were fully expensed. The results of Gerrard Private Bank were included for the first time with effect from 1 June 2001. Excluding translation gains, Nedcor Bank's international and Africa operations grew by 7%, while Nedcor Investment Bank's profits in its international markets grew strongly by 42%.

Strategic initiatives and asset growth

Nedcor continues to develop and build on its strategies.

Strategic alliances and channels

To achieve low-cost, quality client growth through alliances with best-of-breed partners, understanding the need to increase the number of delivery channels and products available to clients and to improve service quality.

Good progress is being made with the integration of all our strategic banking alliances, comprising the partnerships with Capital One, Imperial Bank, JD Group, Old Mutual and Pick 'n Pay.

The proposed merger of Permanent Bank and Old Mutual Bank, which is still subject to regulatory approval, is an exciting initiative intended to create a powerful presence in the important middle market. The Peoples Bank empowerment transaction, whereby 30% of Peoples Bank has been sold to empowerment groupings for R569m with effect from 1 January 2002, is set to broaden the sphere of operating activities.

Commercialisation of Technology and Operations

Through continuous process and productivity improvement, to develop a worldclass capability and capacity to enhance service delivery to clients and create a recurring, external income stream.

Nedcor is in the process of finalising commercial contract terms for our first European card-processing transaction. Further opportunities are being pursued to leverage Nedcor's core processing competence in the international arena.

Strategic technology investments

To access new intellectual property and gain early insights into new developments as well as preferential access to new markets through strategic investments.

Our investments assist in providing the necessary capacity in specialist skills required to take advantage of opportunities evolving from the technology and operations commercialisation strategy.

Shareholders' funds and capital adequacy

Shareholders' funds total R15,7bn (2000: R15,8bn) and, together with subordinated debt instruments of R3,8bn (2000: R0,7bn), represent an overall capital adequacy of 11,4% (2000: 13,2%), comfortably above the statutory requirement of 10%. Primary capital stands at 8,6% (2000: 11,5%), well above the guideline minimum of 7,5%. In 2000 the capital adequacy calculations were influenced by the unrealised surplus of R3,6bn on the Dimension Data investment. In September 2001 secondary capital of R2bn was successfully raised in the markets at good rates, prompted by Nedcor's strong growth in assets and market share, and consequently optimises the balance of Nedcor's primary and secondary capital.

Accounting policies

The financial statements are prepared on the historic-cost basis, except for certain investments that are carried at fair value, and comply in all material respects with SA GAAP.

The accounting policies applied are consistent with those of the previous year, except for the adoption of the revised accounting statement on employee benefits (AC 116) effective from 1 January 2001. In terms of this statement leave pay provision in respect of past service of employees is required to be recognised in full. Previously Nedcor's policy was to provide for the estimated amount of leave that was normally encashed. This change has been applied retrospectively and the comparative amounts for 2000, as well as retained earnings for 1999, have been restated.

Prospects

The last two years have seen some important acquisitions and initiatives that have strengthened our position and offered potential growth opportunities in various retail banking and technology processing markets. Our commercial, corporate and investment banking operations are well-positioned in their respective markets, while the scalable platforms of our Technology and Operations Division will benefit from volume increases and external processing revenues. We believe that our strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within our core competencies.

Given continued growth in our core business, improved efficiencies from technology applications and stable credit and interest rate conditions, current momentum should contribute to positive results for Nedcor in 2002.

Cash dividend

Notice is hereby given that a final dividend of 310 cents per ordinary share has been declared in respect of the year ended 31 December 2001.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, Nedcor has determined the last day for trading to participate in the final dividend to be Friday, 5 April 2002. The shares will commence trading ex-dividend on Monday, 8 April 2002, and the record date will be Friday, 12 April 2002. Payment will be made on Monday, 15 April 2002.

In the case of certificated shareholders the last day to register will be Friday, 12 April 2002. Certificated shareholders may not dematerialise their shares between Wednesday, 27 March 2002, and Monday, 15 April 2002. Dividend cheques will be posted on Monday, 15 April 2002.

For and on behalf of the board

CF Liebenberg *Chairman*	RCM Laubscher *Chief Executive*

11 February 2002

Registered office
Nedcor Limited
Nedcor Sandton
135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000

Transfer secretaries
Mercantile Registrars Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 1053, Johannesburg, 2000

Directors: CF Liebenberg *(Chairman)*; PG Joubert *(Deputy Chairman)*; RCM Laubscher *(Chief Executive)*; WAM Clewlow; PTW Curtis; BJS Hore; Prof MM Katz; MJ Leeming; MJ Levett; JB Magwaza; ME Mkwanazi; E Molobi; SG Morris; DGS Muller; ML Ndlovu; CC Parker; JVF Roberts *(British)*; AA Routledge; JH Sutcliffe *(British)*; GS van Niekerk; Dr WP Venter **Company Secretary**: GS Nienaber

Reg No: 1966/010630/06

Share code: NED ISIN code:000004875

NEDBANK Permanent Bank *Peoples Bank* NEDCOR INVESTMENT BANK CAPE OF GOOD HOPE BANK


BANK
NEDC
INVESTMENT

Financial highlights

	% change	2001	2000
Selected returns			
Headline earnings (Rm)	26	3 794	3 012
Headline earnings per share (cents)	25	1 576	1 260
Return on average shareholders' funds (%)		25,1	24,0
Return on total assets (%)		2,22	2,16
Non-interest revenue to total income (%)*		52,0	47,6
Efficiency ratio (%)*		49,3	50,3
Net interest income to interest-earning assets (%)		3,15	3,47
Doubtful-debt provisions to total advances (%)		3,3	3,5
Balance sheet			
Total shareholders' funds (Rm)	(1)	15 729	15 838
Deposits, current and other accounts (Rm)	26	177 160	140 831
Advances and other accounts (Rm)	26	151 329	119 774
Total assets (Rm)	25	197 691	158 259
Capital ratio (%)		11,4	13,2
Capital ratio – tier 1 (%)		8,6	11,5
Share statistics			
Number of shares in issue (m)		244,3	242,1
Weighted average number of shares (m)		240,8	239,0
Earnings per share, including exceptional items (cents)		7	2 659
Fully diluted weighted average number of shares (m)		242,9	244,2
Diluted headline earnings per share (cents)	27	1 562	1 233
Dividends per share (cents)	25	500	400
Dividend cover (times)		3,2	3,2
Share price (cents)	(27)	12 420	17 100
Price-earnings ratio (historical)		7,9	13,6
Market capitalisation (Rbn)	(27)	30,3	41,4

Excluding exceptional items

Headline earnings

	% change	2001 Rm	2000 Rm
Headline earnings after excluding	26	3 794	3 012
Exceptional capital items		(3 605)	3 277
Taxation on exceptional capital items		(171)	77
Share of exceptional capital items attributable to minorities			(11)

Income statement

	% change	2001 Rm	2000 Rm
Interest income	13	17 186	15 236
Interest expense	13	11 918	10 504
Net interest income	11	5 268	4 732
Non-interest revenue	33	5 709	4 292
Exceptional non-interest revenue		441	
Total income	27	11 418	9 024
Specific and general provisions	16	1 058	910
Exceptional general risk provision		400	
Net income	23	9 960	8 114
Expenses	19	5 409	4 538
Net operating income before exceptional capital items	27	4 551	3 576
Exceptional capital items		(3 605)	3 277
Net capital (loss)/profit on investment in Dimension Data		(3 298)	3 663
Amortisation of goodwill and investment writedown/loss		(273)	(280)
Writedown of fixed assets		(34)	(106)
Net income before taxation		946	6 853
Taxation (including exceptional taxation of R171m (2000: (R77m)))	48	945	638
Net income after taxation		1	6 215
Attributable earnings of associates	(27)	181	249
Income attributable to minority shareholders	50	(164)	(109)
Income attributable to shareholders		18	6 355

Associate and other investments

	2001 Rm	2000 Rm
Book value	5 821	8 518
Associate investments	1 901	1 457
Other investments	3 920	7 061
Market/Directors' valuation	5 951	9 082
Associate investments	1 912	1 974
Other investments	4 039	7 108
Valuation surplus	130	564

Balance sheet

	% change	2001 Rm	2000 Rm
Assets			
Cash and short-term funds	(15)	10 978	12 860
Other short-term securities	65	11 372	6 873
Government and public sector securities	83	12 627	6 886
Advances and other accounts	26	151 329	119 774
Customers' indebtedness for acceptances	13	973	859
Associate and other investments	(32)	5 821	8 518
Fixed property	21	1 392	1 149
Equipment	6	680	644
Intangible assets	79	1 247	696
Goodwill		1 272	
Total assets	25	197 691	158 259
Shareholders' funds and liabilities			
Share capital		242	240
Reserves		14 606	15 174
Ordinary shareholders' interest	(4)	14 848	15 414
Minority shareholders' interest		881	424
Total shareholders' funds	(1)	15 729	15 838
Subordinated debt instruments		3 829	731
Deposit, current and other accounts	26	177 160	140 831
Liabilities under acceptances	13	973	859
Capital, reserves and liabilities	25	197 691	158 259
Confirmed letters of credit and other contingent liabilities		9 336	7 150
Guarantees		11 036	8 727
Contingent liabilities		20 372	15 877

Statement of changes in ordinary shareholders' interest

	2001 Rm	2000 Rm
Share capital	242	240
Balance at beginning of year	240	237
Issued during the year	2	5
Less: Shares held by subsidiary company		(2)
Share premium	1 326	934
Balance at beginning of year	934	833
Issue of shares	448	405
Share issue expenses	(9)	(3)
Less: Shares held by subsidiary company	(47)	(301)
Non-distributable reserves	703	516
Balance at beginning of year	516	443
Transfer from distributable reserves	114	254
Foreign currency translation	263	120
Release of reserves previously not available	(172)	(284)
Other movements	(18)	(17)
Distributable reserves	12 577	13 724
Balance at beginning of year	13 724	8 248
Change in accounting policy – prior-year adjustment		(127)
Attributable income	18	6 355
Transfer to non-distributable reserves	(114)	(254)
Dividends paid	(1 035)	(513)
Other movements	(16)	15
Ordinary shareholders' interest	14 848	15 414

Comparative figures are restated, where necessary, to afford a proper comparison.

Cash flow statement

	2001 Rm	2000 Rm
Cash flows from operating activities	5 420	4 373
Cash received from clients	23 270	19 436
Cash paid to clients, employees and suppliers	(16 929)	(14 646)
Dividends received	114	96
Dividends paid	(1 035)	(513)
Net (increase)/decrease in operating funds	(6 492)	4 101
Taxation paid	(396)	(264)
Net cash utilised in investing activities	(3 065)	(3 055)
Net cash provided by financing activities	2 651	156
Net increase in subordinated debt	2 248	52
Net proceeds of ordinary share issue/buyback	403	104
Net (decrease)/increase in cash and short-term funds	(1 882)	5 311
Cash and short-term funds at beginning of year	12 860	7 549
Cash and short-term funds at end of year	10 978	12 860

Segmental analysis – headline earnings

	% change	2001 Rm	2001 %	2000 Rm	2000 %
By operation					
South Africa	15	2 563	67	2 230	74
Retail banking	61	384	10	239	8
Nedbank	24	189	5	153	5
Peoples Bank	127	195	5	86	3
Commercial banking	15	778	21	677	22
Nedbank	8	646	17	598	20
Imperial Bank*		37	1		
Cape of Good Hope Bank	21	95	3	79	2
Corporate and investment banking	20	1 299	34	1 082	36
Nedbank	25	963	25	768	26
Nedcor Investment Bank*	7	336	9	314	10
Strategic technology investments	73	45	1	26	1
Group operations and internal funding	(72)	57	1	206	7
International (including Africa)	57	1 231	33	782	26
	32	535	15	407	14
Nedcor Bank	7	217	6	203	7
Gerrard Private Bank*		30	1		
Nedcor Investment Bank*	42	288	8	204	7
Translation gains**	86	696	18	375	12
	26	3 794	100	3 012	100

* *Net of minorities*

** *Less exceptional general risk provision*

	% change	2001 Rm	2001 %	2000 Rm	2000 %
By geography					
South Africa	15	2 563	67	2 230	74
Rest of Africa	13	252	7	224	7
Rest of the world	75	979	26	558	19
	26	3 794	100	3 012	100

Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. The aspect of capital allocation and transfer pricing of support costs between segments is currently under review.

This and additional information is available on our website:www.nedcor.com